UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

WESTAFF, INC.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

957070105

(CUSIP Number)

Sorensen Trust
D. Stephen Sorensen
3820 State Street
Santa Barbara, CA 93105
(805) 882-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636
(302) 651-3000

December 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032681108
1		Name of Reporting Persons Sorensen Trust
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,032,903
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,903
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.18%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 032681108
1		Name of Reporting Persons D. Stephen Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,032,903
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,903
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.18%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 032681108
1		Name of Reporting Persons Shannon P. Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,032,903
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,903
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.18%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 27, 2008, and amended by Amendment No. 1 thereto filed with the SEC on November 18, 2008 (the “Original Schedule 13D” and, with Amendment No. 2, collectively, the “Schedule 13D”).  This Amendment No. 2 relates to common shares, par value $0.01 per share (the “Common Shares”), of Westaff, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 298 North Wiget Lane, Walnut Creek, California  94598-2453.  Except as specifically amended by this Amendment No. 2, items in the Original Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer

There is no change to Item 1 of the Original Schedule 13D.

Item 2.  Identity and Background

There is no change to Item 2 of the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

There is no change to Item 3 of the Original Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following in between the sixth and final paragraph of Item 4:

Following discussions among representatives of the Issuer and Mr. Sorensen, by letter dated December 23, 2008, Mr. Sorensen proposed a combination of the Issuer and Select Staffing , pursuant to which Select Staffing would acquire all of the outstanding shares of the Issuer (other than those owned by DelStaff, LLC) at a price of $1.25 per share in cash.  In addition, the revised proposal contemplated the acquisition of all of the shares of the Issuer’s common stock held by DelStaff, LLC in exchange for first lien debt of Select Staffing.  The revised proposal is non-binding and is subject to numerous conditions, including the completion of a due diligence investigation by Select Staffing and the negotiation and execution of mutually acceptable definitive documentation.  Following receipt of this proposal, the Issuer agreed to an exclusive period of negotiation with Select Staffing through January 14, 2009, in order to consider and negotiate the proposed transaction.

Item 5.  Interest in Securities of the Issuer

There is no change to Item 5 of the Original Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There is no change to Item 6 of the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 23, 2008

SORENSEN TRUST
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen Trustee /s/ Shannon P. Sorensen
Shannon P. Sorensen Trustee

/s/ D. Stephen Sorensen
D. STEPHEN SORENSEN

/s/ Shannon P. Sorensen
SHANNON P. SORENSEN